UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s interim report for the period ended July 3, 2016, which shall be incorporated by reference into our shelf registration statement on Form F-3 filed on March 4, 2016 (File No. 333-209942) and any prospectus or prospectus supplement that form part thereof and the Senior Indenture dated as of May 23, 2016, between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee.

Exhibits

1.	Interim report of NXP Semiconductors N.V. for the period ended July 3, 2016.

2.	Senior Indenture dated as of May 23, 2016, between NXP B.V. and NXP Funding LLC as Issuers, each of the guarantors party thereto and Deutsche Bank Trust Company Americas as Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd of August 2016.

NXP Semiconductors N.V.

/s/ D. Durn
Name: D. Durn, CFO